Filed by TAM S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 333-177984)

TAM S.A.

Public Company with Authorized Capital – CVM No. 016390

CNPJ No 01.832.635/0001-18 – NIRE 35.300.150.007

Av. Jurandir, 856, Lote 4, 1st Floor

CEP 04072-000, São Paulo – SP

MATERIAL FACT

Declaration of effectiveness, in the United States, of the Prospectus of the Public Offer for Exchange of Shares for the Cancellation of the Registration of Public Company and Consequent Exit from Level 2 Corporate Governance listing of BM&FBOVESPA (“Offer”)

TAM S.A. (the “Company”), in accordance with the provisions of article 157 of Law No. 6.404 of December 15, 1976, as amended, and the provisions of the Instruction from the Comissão de Valores Mobiliários (“CVM”) No. 358/02, of January 3rd, 2002, as amended, informs its shareholders and the market in general that, on this date, the effectiveness of the prospectus of the Offer (“Form  F-4”) has been declared. Such declaration will allow the Offer, the object of which are the shares and American Depositary Receipts (“ADRs”) issued by the Company, to be launched in the United States.

The (“Form  F-4”), containing complete information about the Offer in the United States, will be published in the next days, on the same date when the announcement of the Offer in Brazil will also be published, and, in such date, the term for the acceptance of the Offer by the holders of shares and ADRs of the Company shall commence.

The Form  F-4  and the announcement of the Offer are available on the following websites: www.cvm.gov.br, www.lan.com e www.tam.com.br.

São Paulo, May 09, 2012.

Líbano Miranda Barroso

Chief Investor Relations Officer
TAM S.A.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO)

Líbano Miranda Barroso (CFO and Investor Relations Director )

Jorge Bonduki Helito (IR)

Suzana Michelin Ramos (IR)

Marina Silva Rey Guzman (IR)

Phone: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ri

Media Relations:

Phone: (55) (11) 5582-9748/7441/7442/8795

Mobile. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 43 destinations in Brazil and 19 in Latin America, United States and Europe. Through agreements with Brazilian and foreign airlines, we reach 92 Brazilian airports and 92 international destinations. Our share in the domestic market was of 38.3% in March; additionally, we are the leader among Brazilian airlines that operate routes to other countries, with 90.3% of market share in this segment. With the biggest fleet of passenger aircrafts in Brazil (156 aircrafts), we tend to our clients with the Spirit to Serve and aim at making air trips increasingly accessible to the population. We are the pioneer Brazilian airline in the launch of a fidelity program; TAM Fidelidade has distributed 17 million tickets via point redemption and is part of the Multiplus network, currently with 9 million associates. Member of Star Alliance – the biggest airline alliance in the world – since May 2010, we integrate a network that encompasses 1,290 destinations in 189 countries.

Forward-looking statements

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company’s management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. Thes estimates are subject to changes without prior notice.

ADDITIONAL INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND WHERE TO FIND IT:

This document relates to a proposed business combination between LAN Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which is the subject of a registration statement and prospectus filed with the SEC by LAN and Holdco II S.A., a new entity formed in connection with the proposed combination. This document is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity have filed and/or will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. All such documents, if filed, are available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.